

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Mr. John C. Grosvenor
First PacTrust Bancorp, Inc.
18500 Von Karman Ave., Suite 1100
Irvine, California 92612

> **Re: First PacTrust Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 3, 2013**
> **File No. 333-185869**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-49806**

Dear Mr. Grosvenor:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please consider the updating requirements of Regulation S-X 3-12 and tell us how you intend to satisfy them.

2. Please confirm, if true, that PBOC's financial projections have not been provided to First Pactrust.

Risk Factors, page 31

3. Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K.

The completion of the merger may trigger change in control provisions, page 33

4. We note that First PacTrust has entered into many agreements to avoid the triggering of these provisions; please elaborate on why you view this as a potential risk, what parties have not entered into an agreement and what the potential liability may be if they do not.

The Merger, page 40

5. Please do not qualify your discussion in this section; although you may refer investors to the agreement for more detailed information, you must provide the material terms of the agreement in this section.

Recommendation of PBOC's Board of Directors, page 43

6. Please supplementally provide to the staff the board books or other materials, including projections, the boards considered in making their recommendations to shareholders.

Opinion of Milestone Advisors, LLC, page 52

7. Please disclose the aggregate amount paid to Milestone by PBOC or First PacTrust over the past two years, as required by Section 1015 (b)(4) of Regulation M-A. Please include compensation for the investment banking, broker dealer, and other services you have disclosed, in the aggregate amount.

Interests of PBOC's Directors and Executive Officers in the Merger, page 53

8. In this section, you refer to many agreements that have been executed in connection with the merger but do not appear to have been filed as exhibits. Please file these exhibits, and any other material agreements, with your next amendment.

9. We note that Messrs. Misch, Smith, and Zappia, will continue employment with First PacTrust after the merger has been completed. To the extent that these individuals will serve as executive officers, please provide the information required by Item 18(a)(7).

10. We note your disclosure that "Richard Pachulski, a member of the board of directors of PBOC, has agreed to serve as the Chairman of a new Advisory Board to be formed by First PacTrust." Please revise your disclosure to clarify whether this is a Board position, and executive officer position, or a consulting arrangement and what, if any, compensation is anticipated. Please file any agreement memorializing this arrangement with your next amendment.

Material U. S. Federal Income Tax Consequences of the Merger, page 80

11. Please revise to make clear this discussion is the opinion of Wachtell or based on an opinion that has been filed, not one to be delivered at closing.

Where You Can Find More Information, page 117

12. You can only incorporate future proxy statements into Form S-4; please revise.

Form 10-K for the Year Ended December 31, 2011

Lending Activities, page 3

13. Please revise future filings to provide a more detailed discussion of your Green Accounts, including their significant features and how they compare to your other equity line products.

14. Considering the different types of loans in your Green Account portfolio, please revise future filings to include a tabular presentation of the loans included in it.

15. Regarding your numerous interest only products, please revise filings to provide a tabular presentation that disaggregates them by loan/product type and that identifies when they become fully amortizing. Discuss how your policies and procedures capture the risks associated with the increased payment requirements borrowers will have when the loans begin to amortize.

16. Please revise future filings to discuss why filing Call Reports should allow you to better reflect the terms and characteristics of Green Accounts mortgage loans.

17. Please revise future filings to disclose the percentage of HELCO's in which you own the first deed of trust. Describe the procedures you follow for monitoring credit quality for those HELCO's where you do not own the first deed of trust.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551- 3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc.   Via E-mail
        Matthew Guest, Esq.
        Wachtell, Lipton, Rosen, & Katz